1301 K Street, N.W. Suite 1000 - East Tower Washington, D.C. 20005-3373 Tel +1 202 414 9200 Fax +1 202 414 9299 reedsmith.com
W. Thomas Conner Admitted to practice in Washington, D.C., Virginia and Massachusetts Direct Phone: +1 804 344 3441 Email: tconner@reedsmith.com

May 5, 2017

VIA EDGAR

Lisa N. Larkin

U.S. Securities & Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	GraniteShares ETF Trust
Registration Statement on Form N-1A
File No. 333-214796; 811-23214

Dear Ms. Larkin:

On behalf of the registrant, GraniteShares ETF Trust (the “Registrant”), we are responding to the Staff’s comments oral comments provided on February 24, 2017 to W. Thomas Conner and Joshua Cippel of Reed Smith LLP, in regards to Pre-Effective Amendment No. 1 to the above-referenced registration statement (the “Registration Statement”).

For convenience, each comment is restated below, with the response immediately following. To the extent responses herein reflect revised or additional disclosure, such disclosure is included in Pre-Effective Amendment No. 2 filed herewith on EDGAR. All capitalized terms not defined herein have the meaning assigned to them in the Registration Statement.

1.	Comment:	Please remove references to “Bloomberg” and “S&P GSCI” from the names of the Funds or explain why the use of such terms would not be misleading to investors.
	Response:	In a telephone conversation with W. Thomas Conner on March 28, 2017, the Staff withdrew the aforementioned comment.
2.	Comment:	Please remove the word “Diversified” from the name of each Fund.
	Response:	As requested, the word “Diversified” has been removed from the name of each Fund.
3.	Comment:	Please confirm in correspondence that the management fee of each Fund’s Subsidiary, including any performance fee, will be included in the “Management Fees” disclosed in the fee table for each Fund, and that the Subsidiary’s expenses will be included in the “Other Expenses” disclosed in the fee table for each Fund.
	Response:	Under the terms of the advisory agreement between each Subsidiary and the Adviser, the amount of the management fee is 0.00%. Accordingly, the Registrant confirms that that the Subsidiary’s management fee, including any performance fee, will be included in the “Management Fees” disclosed in the fee table for each Fund. The only other fee that a Subsidiary is contractually obligated to pay out of its assets is the fee to the directors of the Subsidiary. This fee is estimated to be less than 0.01%, and accordingly, pursuant to Item 3, Instruction 3(f)(i) of Form N-1A, no separate “Acquired Fund Fees and Expenses” line item is required to be shown in Form N-1A, nor is any Subsidiary expense required to be included in the “Other Expenses” line item in the fee table.

ABU DHABI ♦ ATHENS ♦ BEIJING ♦ CENTURY CITY ♦ CHICAGO ♦ DUBAI ♦ FRANKFURT ♦ HONG KONG ♦ HOUSTON ♦ KAZAKHSTAN ♦ LONDON ♦ LOS ANGELES ♦ MIAMI ♦ MUNICH
NEW YORK ♦ PARIS ♦ PHILADELPHIA ♦ PITTSBURGH ♦ PRINCETON ♦ RICHMOND ♦ SAN FRANCISCO ♦ SHANGHAI ♦ SILICON VALLEY ♦ SINGAPORE ♦ TYSONS ♦ WASHINGTON, D.C. ♦ WILMINGTON

May 5, 2017 Page 2

4.	Comment:	Please confirm in correspondence that each Fund’s Subsidiary and its board of directors will agree to designate an agent for service of process in the United States and that each such Subsidiary and its board of directors will agree to inspections by the SEC Staff of its books and records, which will be maintained in accordance with the requirements of Section 31 of the Investment Company Act of 1940.
	Response:	The Registrant confirms that each Fund’s Subsidiary and its board of directors has agreed to designate an agent for service of process in the United States and that each such Subsidiary and its board of directors has agreed to inspections by the SEC Staff of its books and records, which will be maintained in accordance with the requirements of Section 31 of the Investment Company Act of 1940.
5.	Comment:	Please include a footnote to the fee table for each Fund providing that “Other Expenses” are based on estimated amounts for the current fiscal year.
	Response:	The Registration Statement has been revised accordingly.
6.	Comment:	With respect to the fee Example for each Fund, please clarify whether expenses are the same whether or not a shareholder redeems such shareholder’s shares.
	Response:	With respect to the fee Example for each Fund, the following sentence has been added: “The figures shown would be the same whether or not you sold your shares at the end of each period.”
7.	Comment:	Please revise the discussion of “Portfolio Turnover” for each Fund to track the language set forth in Item 3 of Form N-1A.
	Response:	The Registration Statement has been revised accordingly.
8.	Comment:	It is unclear what the term “private-sector entities” refers to, as used in the definition of Fixed Income Securities in the Registration Statement. Please revise, adding risk factor language to the extent needed.
	Response:	The term “private-sector entities” has been replaced with the term “corporate entities” in the Registration Statement. The Registrant confirms that, in the Registrant’s opinion, the risk disclosures with respect to Fixed Income Securities are appropriate.
9.	Comment:	Please describe in correspondence if a Fund’s investment strategy involves entering into total return swaps based on proprietary custom commodity indexes where constituents of the index are not publicly available, or any indexes that include a performance or management fee.
	Response:	The Registrant confirms that neither Fund’s investment strategy involves entering into total return swaps based on proprietary custom commodity indexes where constituents of the index are not publicly available, or any indexes that include a performance or management fee.
10.	Comment:	Please disclose that each Fund complies with the provisions of the Investment Company Act of 1940 governing capital structure and leverage (Section 18) on an aggregate basis with the Subsidiary.
	Response:	The Registration Statement has been revised accordingly. Additionally, each Fund’s policies with respect to the use of leverage are disclosed in the Registration Statement, and each Fund’s prospectus states that “[e]xcept as otherwise noted, references to the Fund’s investment strategies and risks include the investment strategies and risks of the Subsidiary.”

May 5, 2017 Page 3

11.	Comment:	Please disclose that the Adviser to each Fund’s Subsidiary complies with the provisions of the Investment Company Act of 1940 relating to advisory contracts under Section 15.
	Response:	Because each Fund’s Subsidiary is not a registered investment company under the Investment Company Act of 1940, we respectfully submit that each such Subsidiary is not required to comply with the requirements of the Section 15 of the Investment Company Act of 1940 relating to investment advisory contracts. Each such Subsidiary has entered into an investment advisory agreement with GraniteShares Advisors LLC, which also serves as each Fund’s investment adviser. The investment advisory agreement between GraniteShares Advisors LLC and each Fund’s Subsidiary sets forth the investment advisory services to be performed by the investment adviser and related matters. The investment advisory agreement also provides that GraniteShares Advisors LLC will not receive a fee for these services. The manner in which each subsidiary’s assets are managed will be subject to review by the Trust’s Board, including the Independent Trustees, in connection with the Board’s annual review of the Trust’s investment advisory agreement with GraniteShares Advisors LLC in respect of the Trust. Additionally, the Board has reviewed a copy of the advisory agreement between GraniteShares Advisors LLC and each Subsidiary.
12.	Comment:	Please explain why there is no “Acquired Fund Fees and Expenses” line item in the fee table.
	Response:	The Funds have not commenced operations and, therefore, have not incurred any “Acquired Fund Fees and Expenses.” The Registrant has estimated that, for the next year and once the Funds are operational, less than 0.01% of each Fund’s expenses would be attributable to “Acquired Fund Fees and Expenses” and therefore has not added an “Acquired Fund Fees and Expenses” line item to the fee table with respect to each Fund. Should a Fund’s Acquired Fund Fees and Expenses amount to 0.01% or more of the Fund’s expenses, the fee table will be revised to include the applicable Acquired Fund Fees and Expenses disclosures.
13.	Comment:	Please specify the grade of fixed income securities to be held by the Funds and include parallel risk disclosures.
	Response:	The Registration Statement has been updated to provide that the Funds will hold investment grade fixed income securities. The Registrant confirms that, in the Registrant’s opinion, the risk disclosures with respect to Fixed Income Securities are appropriate.
14.	Comment:	If known, please describe how much the Funds will invest in event-linked bonds, mortgage-backed securities, and other asset-backed securities. Also, please specify the types of mortgage-backed securities and asset-backed securities.
	Response:	Initially, the Fixed Income Securities held by the Funds will be almost exclusively United States Treasury securities. Over time, the Funds may hold additional types of fixed income securities, including event-linked bonds, mortgage-backed securities, and other asset-backed securities.
15.	Comment:	If bank loans will be a principal investment strategy of the Funds, consider disclosing that it may take longer than seven days for transactions in bank loans to settle, and that this poses a risk to investors.
	Response:	The Registration Statement has been revised to provide that the Funds will not invest in bank loans.

May 5, 2017 Page 4

16.	Comment:	With respect to the description of each Fund’s concentration policy, please remove the following language: “except that the Fund will concentrate its investments to the extent”.
	Response:	The Registration Statement has been revised accordingly.
17.	Comment:	Please disclose whether each Fund has received a private letter ruling from the IRS stating that undistributed income from such Fund’s Subsidiary is qualifying income. If not, please disclose the basis for determining that such undistributed income is qualifying income, such as an opinion of counsel.
	Response:	The Funds have not received a private letter ruling from the IRS. The Registration Statement has been revised to disclose that in September 2016, the Internal Revenue Service the Department of the Treasury issued proposed regulations that would, among other things, generally require each Fund’s Subsidiary to distribute its income each year in order for the Fund to treat that income as “qualifying income”. The Funds have secured an opinion of counsel based on customary representations that actual distributions made to a Fund should be treated as “qualifying income,” which is consistent with the recently proposed IRS regulations.
18.	Comment:	Please include a risk disclosure stating that regulations proposed in 2016 by the United States Treasury and the Internal Revenue Service could affect the way in which the Funds operate.
	Response:	The Registration Statement has been revised such that it (i) describes the regulations proposed in 2016 by the United States Treasury and the Internal Revenue Service; and (ii) states that a “decision by the IRS and the Department of the Treasury to adopt regulations different from those proposed in September 2016 could affect the operation of the Fund, including its ability to qualify as a RIC.”
19.	Comment:	With respect to each Fund’s Valuation Risk factor, please disclose that where all or a portion of an ETF’s underlying securities trade in a market that is closed when the market trading in the ETF’s shares is open, there may be changes between the last quote with respect to a security from the closed foreign market and the value of the security during the ETF’s domestic trading day.
	Response:	The Registration Statement has been revised accordingly.
20.	Comment:	In the prospectus disclosure regarding Purchase and Sale of Fund Shares, please track the language of Item 6 of Form N-1A regarding ETF shares trading at a premium or a discount.
	Response:	The Registration Statement has been revised accordingly.
21.	Comment:	Please describe in general terms in each Fund’s statutory prospectus how the Fund’s adviser decides which securities to buy and sell.
	Response:	With respect to the BCOM Fund, the Registration Statement has been revised to provide as follows:
The BCOM Fund is an actively managed exchange-traded fund (“ETF”) that seeks to provide long-term capital appreciation, primarily through exposure to commodity futures markets. To pursue this goal, it invests in a combination of commodity-linked derivative instruments, which provide exposure to the investment returns of the commodities markets without investing directly in physical commodities, and fixed income securities.

May 5, 2017 Page 5

The BCOM Fund’s investment strategy is based in part on the Bloomberg Commodity Index (the “BCOM Benchmark”), which is designed to be a highly liquid and broad benchmark for commodities futures investments.
While the BCOM Fund generally will seek exposure to the commodities futures markets included in the BCOM Benchmark, the BCOM Fund is not an index tracking ETF and will seek to improve its performance, in part through a cash management strategy consisting of investments in investment grade fixed income securities issued by various U.S. public-sector or corporate entities (“Fixed Income Securities”). GraniteShares Advisors LLC (the “Adviser”) will use such instruments to generate a total return for investors and exercise its discretion in the use of such instruments to seek to optimize the investment performance of the BCOM Fund. In addition, the BCOM Fund at times may actively select investments with differing maturities from the underlying components of the BCOM Benchmark, may not invest in all of the BCOM Benchmark’s components or in the same proportion as the BCOM Benchmark, may invest in commodity-linked derivative instruments and other commodity-linked instruments outside the BCOM Benchmark, and may emphasize some commodity sectors more than others.
The Registration Statement has been revised to include a similar disclosure with respect to the GSCI Fund.
22.	Comment:	On the back cover of the prospectus, please ensure that the Trust’s SEC File Number is printed in type size smaller than that generally used in the prospectus, as required by Item 1(b)(4) of Form N-1A.
	Response:	The Registration Statement has been revised accordingly.
23.	Comment:	In the Statement of Additional Information, please disclose whether the Funds may take temporary defensive positions, as required by Item 16(d) of Form N-1A.
	Response:	The Registration Statement has been revised to provide that the Funds may take temporary defensive positions.
24.	Comment:	In the management information table, please describe the principal business of any company listed, as required by Item 17(a), Instruction 3 of Form N-1A.
	Response:	The Registration Statement has been revised accordingly.
25.	Comment:	In the management information table, please describe in a footnote why each interested trustee is interested, as required by Item 17(a)(1), Instruction 2 of Form N-1A.
	Response:	The Registration Statement has been explain why trustee William Rhind is an interested trustee.
26.	Comment:	Under the heading Management of the Trust – Trustees and Officers of the Trust – Individual Trustee Qualification, please include the last name of trustee Steven Smyser.
	Response:	The Registration Statement has been revised accordingly.
27.	Comment:	Please identify the members of the Trust’s Valuation Committee, as required by Item 17(b)(2)(ii) of Form N-1A.
	Response:	The Registration Statement has been revised to identify the members of the Trust’s Valuation Committee.

May 5, 2017 Page 6

28.	Comment:	With respect to the Trust’s proxy voting policy, please describe how proxies are voted on different topics or include a copy of the policy.
	Response:	The Registration Statement has been revised to provide how proxies are voted on different topics.
29.	Comment:	With respect to the Trust’s proxy voting policy, please describe the steps the Adviser will take, and how the Adviser’s chief compliance officer will be involved, in addressing conflicts between the interests of the Adviser and those of its clients.
	Response:	The Registration Statement has been revised accordingly.
30.	Comment:	Please state the name of (i) any person who controls the Adviser and (ii) any affiliated person of a Fund who controls the Adviser, as required by Items 19(a)(1) and (2) of Form N-1A.
	Response:	The Registration Statement has been revised to set forth that William Rhind controls the Adviser.
31.	Comment:	As required by Item 19(a)(3)(iii), please disclose any expense limitation provision in connection with the discussion in the SAI of method of calculating the advisory fee payable by each Fund.
	Response:	The Registration Statement has been revised to set forth the fee limitation provisions applicable to the Funds.
32.	Comment:	Please disclose information about other accounts managed by the Portfolio Manager, as required by Item 19(a)(iii) of Form N-1A.
	Response:	The Registration Statement has been revised accordingly that the Portfolio Manager manages no accounts other than the Funds.
33.	Comment:	Please disclose that each Fund’s Subsidiary complies with the affiliated transactions and custody requirements set forth in Section 17 of the Investment Company Act of 1940. Also, please identify the custodian for each Fund’s Subsidiary.
	Response:	The Registration Statement has been revised accordingly.
34.	Comment:	Please confirm that the financial statements of each Fund’s Subsidiary will be consolidated with the Fund’s financial statements.
	Response:	The Registration Statement has been revised to provide that the financial statements of each Fund’s Subsidiary will be consolidated with the Fund’s financial statements.
35.	Comment:	Please include the investment advisory contract between the Adviser and each Fund’s Subsidiary as a material contract in Part C of the Registration Statement.
	Response:	The Registrant respectfully submits that the investment advisory agreements between the Adviser and each Fund’s Subsidiary do not fall within the meaning of “Other Material Contracts” set forth in Item 28(h) of Form N-1A, in part because the Adviser does not receive a fee for the advisory services that it provides to each Fund’s Subsidiary. The Registrant therefore respectfully declines to file the investment advisory agreements with Part C of the Registration Statement.
36.	Comment:	Please ensure that a majority of the trustees of the Trust sign the Trust’s Registration Statement.
	Response:	The Registration Statement has been executed by a majority of the Trust’s trustees.

Very truly yours,

/s/ W. Thomas Conner

W. Thomas Conner

WC:gp